February 2, 2006

VIA EDGAR TRANSMISSION AND FEDERAL EXPRESS

Mr. Jay Webb

Reviewing Accountant

United States Securities and Exchange Commission

Mail Stop 3-6

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Integrated Device Technology, Inc.

Form 10-K for the year ended April 3, 2005

Form 8-K dated November 8, 2005

Your file No. 000-12695

Dear Mr. Webb,

We are in receipt of your letter dated January 19, 2006 with respect to the above-referenced filings of Integrated Device Technology, Inc. (“IDT”).

We understand that the purpose of your review is to assist IDT in complying with applicable disclosure requirements and to enhance the overall disclosure in our filings. We appreciate having the benefit of your comments. Where appropriate, we have provided examples of how our enhanced disclosures would look, the supplemental information you requested, and our additional comments. The responses set forth in this letter have been sequenced to correspond to the numbered comments in your letter. For ease of reference, we have included your original comments along with our responses. In addition, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	staff comments or changes to disclosures in response to staff comments do not prevent the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have further questions or comments with regard to our attached response.

Sincerely,

/S/ CLYDE R. HOSEIN
Clyde R. Hosein
Vice President, Chief Financial Officer

cc:

Greg Lang, President and CEO

John Bolger, Chairman of the Audit Committee

Larry Gillis, PricewaterhouseCoopers

Form 10-K for the year ended April 3, 2005

Revenue Recognition – Page 39

1.	We see that revenue related to licensing agreements are recognized ratably over the lives of the related patents. This description regarding licensing agreements is too vague. Please clarify for us the terms of your licensing agreements and your related revenue recognition policies. Tell us how your accounting complies with GAAP. Please also clarify for us the materiality of your licensing arrangements. Revise future filings as necessary based on our comment.

Our license revenue primarily relates to two license agreements and the quarterly revenue related to these agreements is approximately $1.2 million, representing less than 1% of our consolidated revenues for the most recently completed fiscal quarter.

One of the agreements with Via Technologies was signed in September 1999 and the other agreement with Intel was signed in July 1999. In connection with these agreements, we received $20.0 million and $20.5 million, respectively.

The Intel agreement was the result of a settlement as it was determined that they had been infringing our patents for several years prior to the license agreement being signed. The total license fee was allocated evenly over the period from when they began infringing on our patents to the expiration of those patents. At the time of signing the agreement, the amount related to past infringement ($8.5 million) was recognized as revenue. The remainder has been recognized on a straight-line basis over the remaining life of the patents.

The Via agreement arose in connection with the sale of a business IDT was exiting and revenue has been recognized on a straight line basis from the date of the sale over the remaining life of the patents as Via acquired the rights to use the patents until they expire.

In response to the Staff’s comment, we will expand the discussion in our upcoming 10-Q filing to more clearly explain our revenue recognition policies in relation to licensing agreements as follows:

Revenues related to licensing agreements are recognized on a straight-line basis over the period from when the licensee is first contractually permitted to use the related patents or other technology until the first to occur of either the expiration of the contract or the underlying patents.

In addition, we supplementally advise as follows:

We recognize revenue on license agreements in accordance with SAB 104. As such we evaluated the 4 main criteria as follows:

•	Persuasive evidence of an arrangement exists

For each of the licensing arrangements, we have a signed agreement between the two parties which documents the terms of the arrangement.

•	Delivery has occurred or services have been rendered

As this revenue relates to IP technology which is being licensed, there is no delivery which occurs but instead upon the signing of the agreement, the licensee has the rights to utilize the technology over the term of the agreement. We have determined that the revenues are earned over the remaining life of the patents.

•	The seller’s price to the buyer is fixed or determinable

The price of the license is clearly detailed in each of the agreements.

•	Collectibility is reasonably assured.

The non-refundable license fees were paid in full after the signing of the agreements.

Form 8-K dated November 8, 2005

2.	We do not believe that the presentation of a non-GAAP statement of operations is appropriate unless all disclosures required by Item 10(e)(1)(i) of Regulation S-K are included for each separate non-GAAP measure. Please delete this presentation from all future Forms 8-K.

If you continue to present non-GAAP information, item 2.02 of Form 8-K requires that disclosures “furnished” include information that complies with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. Accordingly, in addition to the reconciliation for each non-GAAP measure, you must also provide statements disclosing the reasons why management believes presentation of each of the individual non-GAAP measures provide useful information to investors regarding your financial condition and results of operations. Those disclosures should be specific and substantive to each individual measure. Refer to SEC Release 33-8176 and also Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003. Please confirm that you will revise your Forms 8-K in future periods to provide all of the disclosures required by Item 10(e)(1)(i) for each non-GAAP measure presented. Provide us with a full sample of your proposed disclosure.

As further described below, in the information that we furnish in compliance with Item 2.02 of Form 8-K, we believe we provide investors with a detailed and consistent GAAP to Non-GAAP reconciliation, including clear and detailed explanations as to the nature of the items being excluded from our Non-GAAP results as well disclosure regarding the reasons management believes the Non-GAAP measures provide useful information to investors regarding our financial condition and results of operations. Nonetheless, in response to the Staff’s comment, we have further evaluated our current presentation and have determined that it is appropriate to include additional information in our Item 2.02 disclosure in future Form 8-K filings. We respectfully advise the Staff that we had already prepared the Item 2.02 disclosure and our release for the third quarter results during the period of receipt of the Staff’s comments and therefore we were not in a position to sufficiently consider and implement any changes which might arise from the Staff’s comment and any future correspondence on this matter. Accordingly, we did not implement any resulting changes with our January 26, 2006 earnings release 8-K filing, but our intent is to include the proposed disclosure, subject to any additional comments on which we may agree, in our Item 2.02 disclosure in Forms 8-K for future periods.

Accordingly, in response to the Staff’s comment we propose to implement the following modifications to the information we furnish in compliance with Item 2.02 of Form 8-K, as indicated in italics below:

Non-GAAP Statements of Operations are presented in the press release. Non-GAAP Statements of Operations exclude acquisition-related charges and other expenses and benefits that management believes are not directly reflective of the Company’s core operations. These non-GAAP results are consistent with one of the methods management uses to internally evaluate results of operations and the Company believes this presentation format may be useful to investors. There are two primary types of charges we consistently exclude from our non-GAAP results: acquisition related costs, and restructuring activities. Acquisition related costs primarily relate to amortization of intangibles, which the Company excludes from both its internal product line P&L’s and its external non-GAAP results as these costs represent the value of the technology and other intangibles acquired (which is fixed at the time of the acquisition), are non-controllable on the part of the product line managers and do not necessarily reflect the ongoing core operations of our business. Restructuring costs relate primarily to severance costs related to terminated employees resulting from a major change in business direction in a unit or in the overall company as well as facility exit costs which arise when we consolidate or otherwise close facilities. As these items are often not controllable at the business unit level, and, though true actual costs, they may not provide the most accurate measure of our results during a given period and therefore we exclude these costs from both our internal P&L’s and our external non-GAAP results. In our reconciliation of GAAP to Non-GAAP results, these amounts are excluded from each of the related income statement line items with details for each item. In addition, we will also exclude material gains and charges which occur in any one period but typically relate to events occurring outside of the period presented or which are non-operational by nature. Examples of these include gains or losses on equity or other asset sales outside of our normal business and tax expenses, refunds, settlements, or other adjustments which are not part of the periods underlying operating results. Although such events may have occurred in the past and can occur again in the future, for internal analysis of the Company’s core operations, management does not view these expenses as reflective of the business’s current ongoing performance. However, the Company’s non-GAAP results are not in accordance with GAAP and may not be comparable to non-GAAP information provided by other companies. Non-GAAP information provided in the Company’s press release and in its Item 2.02 disclosure furnished on Form 8-K should be considered a supplement to, and not a substitute for, financial statements prepared in accordance with GAAP.

In response to the Staff’s comments, we supplementally advise that by presenting GAAP results, Non-GAAP results and a clear, consistent and detailed reconciliation between the two, we are providing investors with information related to the results of our business in a form which is consistent with how management assesses the historical and projected results of the Company and how we manage our business internally. The charges and gains we exclude from our Non-GAAP results are also excluded from our internally generated P&L statements when internally evaluating the performance of the Company’s businesses. The GAAP results, which include these charges, are reviewed and analyzed at the corporate level, only on a consolidated basis. When we report to Executive management and the Audit Committee, we include GAAP results, Non-GAAP results and a reconciliation of the two consistent with results we report externally. In addition, based on published reports, we believe that investors continue to use these non-GAAP measures, in addition to our GAAP results, as one important way to evaluate our financial results and performance and accordingly find value in the information.

Our Non GAAP disclosures included with our 8-K are intended to provide readers results consistent with how management measures and monitors its business as well as a detailed and informative bridge back to GAAP numbers giving readers the option of either using our non GAAP results, using our GAAP results or including or excluding various adjustments, however they may choose, in performing their own analyses of the Company’s results.

We have evaluated the guidance provided in SEC Release No. 33-8176 “Conditions for Use of Non-GAAP Financial Measures” below:

Requirements of Regulation G

Regulation G contains a general disclosure requirement and a specific requirement of a reconciliation of the non-GAAP financial measure to the most directly comparable GAAP financial measure.

a. General disclosure requirement

Regulation G includes the general disclosure requirement that a registrant, or a person acting on its behalf, shall not make public a non-GAAP financial measure that, taken together with the information accompanying that measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading.

b. Reconciliation Requirement

Whenever a company that is subject to Regulation G, or a person acting on its behalf, publicly discloses any material information that includes a non-GAAP financial measure, Regulation G requires the registrant to provide the following information as part of the disclosure or release of the non-GAAP financial measure:

•	a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP and

•	a reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historic measures and quantitative, to the extent available without unreasonable efforts, for prospective measures, of the differences between the non-GAAP financial measure presented and the most directly comparable financial measure or measures calculated and presented in accordance with GAAP

Management Evaluation: In our 8-K filings, we include a detailed reconciliation of our non-GAAP results to the most directly comparable GAAP results. In addition, we provide sufficient information to allow investors to include or exclude certain charges in the reconciliation of GAAP to Non-GAAP. As such, we do not believe that we have made any statements which are untrue or misleading, as further evidenced by our past practice of excluding not only certain charges but also gains that don’t relate to how management measures its core business.

Requirements of amended Item 10 of Regulation S-K and Item 10 of Regulation S-B

The amendments to Item 10 of Regulation S-K and Item 10 of Regulation S-B require registrants using non-GAAP financial measures in filings with the Commission to provide:

•	a presentation, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with GAAP;

Management Evaluation – We present our GAAP results with equal or greater prominence to our Non-GAAP results, including a clear, consistent and detailed reconciliation between the two financial measures.

•	a reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.

Management Evaluation – As noted above, in each of our quarterly earnings press releases as furnished in an exhibit to a Form 8-K we provide a detailed reconciliation of GAAP to Non-GAAP results by each major income statement category.

•	a statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides supplemental information useful to investors regarding the registrant’s financial condition and results of operations and

Management Evaluation – In the information that we furnish in compliance with Item 2.02 of Form 8-K, we disclose the reasons management believes that the presentation of Non-GAAP measures provide useful supplemental information to investors regarding our financial condition and results of operations. As described above, we intend to provide additional disclosure in future information that we furnish in compliance with Item 2.02 of Form 8-K to specifically address the primary categories of items that we exclude from our results in presenting Non-GAAP measures and expand on the reasons why management believes each primary category provides useful information to investors regarding our financial condition and results of operations.

•	to the extent material, a statement disclosing the additional purposes, if any, for which the registrant’s management uses the non-GAAP financial measure that are not otherwise disclosed.

Management evaluation – Consistent with the explanation and example above, we intend to provide additional disclosure in future information that we furnish in compliance with Item 2.02 of Form 8-K to expand our explanation of the additional purposes for which our management uses non-GAAP measures.